Exhibit 99.2

LIGHTINTHEBOX HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF EXTRAORDINARY GENERAL MEETING

to be Held on August 17, 2018

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting (“EGM”) of LightInTheBox Holding Co., Ltd. (the “Company”) will be held at ICBC Tower, 35/F, 3 Garden Road, Hong Kong on August 17, 2018 at 10:00 a.m., local time for the following purposes:

•                  To consider and, if thought fit, pass the following resolutions:

AS A SPECIAL RESOLUTION

That the following amendments to the currently effective Fourth Amended and Restated Memorandum and Articles of Association of the Company (the “Current Articles”) be adopted and approved:

•                  Replace Article 18.4 of the Current Articles with: “A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than twenty per cent in par value of the share capital of the Company as at that date that carries the right of voting at general meetings of the Company.”;

•                  Replace Article 26.1 of the Current Articles with: “There shall be a minimum of one (1) Director, and no maximum number of Directors. The Directors shall be elected or appointed in accordance with these Articles and shall hold office until their successors are elected or appointed.”; and

•                  Replace Article 26.5 of the Current Articles with: “A Director may be removed from office by Ordinary Resolution at any time notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).  A notice containing a statement of intention to remove the director must be served on the director not less than ten days before the general meeting at which such Ordinary Resolution is proposed.  Such director is entitled to attend the meeting and be heard on the motion for his removal.”

AS AN ORDINARY RESOLUTION

That the election of Mr. Zhiping QI to serve on the board of directors of the Company be adopted and approved.

•                  To consider and transact such other business as may properly come before the EGM or any adjournment or adjournments thereof.

Further details of the five directors to be proposed for re-election above are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference), and the election of each such director shall be proposed and voted upon as a separate solution.

The board of directors of the Company has fixed the close of business on July 10, 2018 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the EGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the EGM and any adjournment thereof in person.

The Company has filed its annual report on Form 20-F, including its audited financial statements for the financial year ended December 31, 2017, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s annual report can be accessed on the Company’s website at http://ir.lightinthebox.com, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Company’s annual report, free of charge, by contacting the Company at ir@lightinthebox.com.

By Order of the Board of Directors,

/s/ Quji (Alan) Guo
Quji (Alan) Guo
Chief Executive Officer

Beijing, China
July 9, 2018